September 22, 2015

VIA EDGAR

Mr. Carlos Pacho
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:    CenturyLink, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Response Dated August 24, 2015
File No. 1-07784

Dear Mr. Pacho:
On behalf of CenturyLink, Inc. (the “Company”), I am responding to the comments contained in your letter, dated September 8, 2015, relating to our Annual Report on Form 10-K for the year ended December 31, 2014. Your comments are set forth in bold, italicized text below, and our responses are set forth in plain text beneath each comment.
Form 10-K for the Year Ended December 31, 2014
Item 7 Management’s discussion and analysis of financial condition and results of operations, page 40

1.
We note your response to comment 1. Please include in your disclosure your statement that over 85% of your consumer segment strategic revenues are attributable to your broadband product offerings and over 85% of your consumer segment legacy revenues are attributable to your voice service product offerings.

Response:
After consideration of this request and the information requested in item 3 below, we will prospectively provide expanded disclosure, in tabular format, of revenues from external customers by various products and services by category and by specific customer strata, which we believe will better align our various disclosures and will provide additional information to investors. In addition to providing the specific amounts for consumer strategic broadband product offerings and for consumer legacy voice product offerings, we will also prospectively provide an additional breakdown of our other revenue category to specify the amount of our high cost support and other revenues. We will include this new disclosure in management’s discussion and analysis of financial condition and results of operations and in our “Segment Information” footnote in our future periodic reports, commencing with our Report on Form 10-Q for the three months ended September 30, 2015. For reference, please see below for an example of our planned expanded disclosure.

Six Months Ended June 30,
2015
(Dollars in millions)
Revenue Detail

Strategic revenues
Business high-bandwidth data services	$1,384
Business hosting services	637
Business other strategic services	86
Business low-bandwidth data services	1,049
Consumer broadband services	1,287
Consumer other strategic services	209
Total strategic services revenue	4,652

Legacy Services
Business legacy voice services	1,320
Business other legacy services	600
Consumer legacy voice services	1,363
Consumer other legacy services	139
Total legacy services revenue	3,422

Data integration revenues
Business data integration	280
Consumer data integration	1
Total data integration revenue	281

Other revenues
High cost support revenue	266
Other revenue	249
Total other revenues	515

Total revenues	$8,870

2.
We note your response to comment 2. You state that management currently uses the strategic and legacy categorizations to evaluate company-wide and segment specific revenues and trends. It also appears that management uses these two categorizations as a means of measuring and evaluating your product and services transformation strategy. The relationship between costs and revenues appears to be materially different within your strategic and legacy subdivisions and continues to change from period to period. We note in your quarterly earnings calls and industry presentations, discussions of the headwinds facing your goal of overall operating margin stability. We also note your various public discussions concerning your shift in business focus to lower margin strategic products from higher margin legacy products and the attendant challenges facing this strategy. For example you have noted that capital expenditures are in part targeted towards successful sectors of your business and acknowledge the impact of “off-net” costs upon the relatively lower margins of your strategic products. We believe that an expanded disclosure, discussing in more detail the differences between the operating margins of the strategic and legacy subdivisions, is necessary to understand management’s view of the implementation and progress of your company transformation. We also believe this information is material for a complete investor understanding and illumination of the costs associated with the changes in your macro revenue mix. As mentioned above, considering that you share qualitative margin information about customer strata in earnings calls and industry presentations, please tell us why you are not required to include information of this nature in your MD&A to provide all investors with a better understanding of your operating performance. Please again refer to Item 303(a)(3) of Regulation S-K and Securities Act Release No. 33-8350.

Response:
Although margin results are not available for our specific strategic and legacy services, we believe the most significant factor impacting both our strategic and legacy margins is lower revenue due to price compression and customer disconnects caused by competition. As we have noted in our prior periodic report disclosures, the price compression we have experienced in recent years has impacted our strategic services more than our legacy services primarily due to there being a greater number of competitors offering similar services as our strategic services. As also noted in our periodic reports, we continue to see more customers migrating away from traditional legacy services to strategic services, where we experience greater competition.
Operating costs impact both our strategic and legacy margins, but to a lesser extent than price compression and customer disconnects caused by competition. These operating costs include (i) Prism content costs, which we have disclosed in detail in our prior periodic reports, and (ii) sales commissions, modem costs, software costs on selected services, installation costs and third-party facility costs (which we sometimes refer to as “off-net costs”). We believe increases in operating costs have generally had a greater impact on the operating margins of our strategic services as compared to our legacy services, principally because our strategic services rely more heavily upon the above-listed operating costs. In addition, as we transition towards a greater focus on the strategic services demanded by our customers, our start-up costs to provide new strategic services frequently negatively impact our aggregate strategic services margins, which we expect will be alleviated over time as the fixed portion of those costs are spread over a greater number of customers.
Based on the foregoing discussion, we believe the disclosures in our prior periodic reports concerning price compression, customer disconnects and rising Prism content costs have focused on the most significant factors impacting our strategic and legacy margins in accordance with Item 303(a)(3) of Regulation S-K and Securities Act Release No. 33-8350. In addition to this information currently provided in our disclosures to investors, we will disclose in our future periodic reports, commencing with our Report on Form 10-Q for the three months ended September 30, 2015, (i) a listing of the key operating costs (in addition to Prism content costs) that we believe are impacting our strategic margins more than our legacy margins, (ii) one or more express statements of our belief that increased competition and the above-described operating costs will have a greater impact on our strategic services as compared to our legacy services and (iii) additional disclosure of the key reasons why we believe our strategic margins are generally lower than our legacy margins.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
12. Segment Information, page 106

3.
Please revise to disclose revenues from external customers for each product or service or each group of similar products and services in accordance with ASC 280-10-50-40. If you believe that this information is not required, please provide us with a detailed analysis supporting your conclusion.

Response:
As noted above in our response to comment 1, to provide additional information to investors and better align the disclosures contained in our periodic reports and our earnings releases, we will prospectively provide expanded disclosure of revenues from external customers by various products and services by category and by specific customer strata in our “Segment Information” footnote in our future periodic reports. For reference and further detail of this expanded disclosure, please see our response to comment 1 above.
We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in the 10-K report noted above; that your comments or changes we make to disclosures in response to your comments do not foreclose the Securities and Exchange Commission from taking any action with respect to our filings; and that we may not assert your comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
If you have any questions regarding this letter, please do not hesitate to call me at (318) 388-9003.

Sincerely,

/s/ David D. Cole
David D. Cole
Executive Vice President, Operations Support and Controller

Cc: W. Bruce Hanks, Chair - CenturyLink, Inc. Audit Committee